SNAKE OIL SONG, LLC

Financial Statement & Footnotes



(For Period Ending 12/31/2020)

Balance Sheet (Fiscal Year Ending 12/31/20)

Snake Oil Song, LLC
Balance Sheet
4/4/2021

	Current Period 1/1/2020 to 12/31/2020	Prior Period 8/15/2019 to 12/31/2019	Increase (Decrease) 12/31/2019 to 12/31/2020
ASSETS			
Current Assets:			
Cash	$ 221.02	$ 990.00	$ (768.98)
Petty Cash			
Accounts Receivables	-		
Inventory	-		
Prepaid Expenses	800.00	2,415.00	(1,615.00)
Employee Advances	-		
Temporary Investments	-		
Total Current Assets	1,021.02	3,405.00	(2,383.98)
Fixed Assets:			
Land	-		
Buildings	-		
Furniture and Equipment	-		
Computer Equipment	-		
Vehicles	-		
Less: Accumulated Depreciation	-		
Total Fixed Assets	-		
Other Assets:			
Trademarks	-		
Patents	-		
Security Deposits	-		
Other Assets	-		

Total Other Assets		-			
TOTAL ASSETS	$	1,021.02	$	3,405.00	$	(2,383.98)

LIABILITIES						
Current Liabilities:						
Accounts Payable	$	1,021.02	$	-	$	1,021.02
Loan from Member			$	1,990.00	$	(1,990.00)
Loan from Member	$	-	$	1,415.00	$	(1,415.00)
State Tax Payable						-
Sales Tax Payable						
Payroll Liabilities		-				
Other Liabilities						
Current Portion of Long-Term Debt		-				
Total Current Liabilities		1,021.02		3,405.00		(2,383.98)
Long-Term Liabilities:						
Notes Payable		-				
Mortgage Payable		-				
Less: Current portion of Long-term debt		-				
Total Long-Term Liabilities						
EQUITY						
Capital Stock/Partner's Equity						
Opening Retained Earnings						
Dividends Paid/Owner's Draw						
Net Income (Loss)						
Total Equity		-				
TOTAL LIABILITIES & EQUITY	$	1,021.02	$	3,405.00	$	(2,383.98)

Balance Sheet Check	-	-	$	(2,383.98)

Profit & Loss (Fiscal Year ending 12/31/2020)

Snake Oil Song, LLC
Income Statement
4/4/2021

	Current Period 01/01/20 - 12/31/20	Prior Period 8/15/2019 - 12/31/2019	Increase (Decrease)
REVENUES			
Product/Service 1 …	$ -	$ -	$ -
Product/Service 2 …	-	-	-
Product/Service 3 …	-	-	-
Other Revenue			-
TOTAL REVENUES	-	-	-
COST OF GOODS SOLD			
Product/Service 1 …	-	-	-
Product/Service 2 …	-	-	-
Product/Service 3 …	-	-	-
Salaries-Direct	-	-	-
Payroll Taxes and Benefits-Direct	-	-	-
Depreciation-Direct	-	-	-
Supplies	-	-	-
Other Direct Costs	-	-	-
TOTAL COST OF GOODS SOLD	-	-	-
GROSS PROFIT (LOSS)			-
			-
OPERATING EXPENSES			-
Advertising and Promotion	-	-	-
Accountant Fees	1,000.00	2,000.00	(1,000.00)
Automobile/Transportation	-	-	-
Bad Debts/Losses and Thefts	-	-	-

Bank Service Charges	160.00	77.00	83.00
Business Licenses and Permits	-	-	-
Charitable Contributions	-	-	-
Computer and Internet	-	-	-
Continuing Education	-	-	-
Depreciation-Indirect	-	-	-
Dues and Subscriptions	50.00	-	50.00
Insurance	-	-	-
Meals and Entertainment	-	26.38	(26.38)
Merchant Account Fees	-	-	-
Miscellaneous Expense	-	-	-
Office Supplies	-	-	-
Payroll Processing	-	-	-
Postage and Delivery	-	-	-
Printing and Reproduction	-	-	-
Professional Services - Legal, Accounting	224.98	-	224.98
Organizational Costs	264.00	615.00	(351.00)
State Tax	800.00	800.00	-
Occupancy	-	-	-
Rental Payments	-	-	-
Salaries-Indirect	-	-	-
Payroll Taxes and Benefits-Indirect	-	-	-
Subcontractor	-	-	-
Telephone	-	-	-
Travel	-	-	-
Utilities	-	-	-
Website Development	-	-	-
TOTAL OPERATING EXPENSES	2,498.98	3,518.38	(1,019.40)
OPERATING PROFIT (LOSS)	(2,498.98)	(3,518.38)	1,019.40

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)

Interest Expense					
Income Tax Expense					
TOTAL INTEREST (INCOME), EXPENSE & TAXES					
NET INCOME (LOSS)	$	**2,498.98**	$	**(3,518.38)**	$	**6,017.36**

SNAKE OIL SONG, LLC

<u>Cash Flow Statement</u>



(For Period Ending 12/31/2020)

| | Current Period |
	01/01/20 - 12/31/20
REVENUES	
Product/Service 1 ...	$ -
Product/Service 2 ...	-
Product/Service 3 ...	-
Other Revenue	
TOTAL REVENUES	-
COST OF GOODS SOLD	
Product/Service 1 ...	-
Product/Service 2 ...	-
Product/Service 3 ...	-
Salaries-Direct	-
Payroll Taxes and Benefits-Direct	-
Depreciation-Direct	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	
OPERATING EXPENSES	
Advertising and Promotion	-
Accountant Fees	1,000.00
Automobile/Transportation	-
Bad Debts/Losses and Thefts	-
Bank Service Charges	160.00
Business Licenses and Permits	-
Charitable Contributions	-
Computer and Internet	-
Continuing Education	-
Depreciation-Indirect	-
Dues and Subscriptions	50.00
Insurance	-
Meals and Entertainment	-
Merchant Account Fees	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Postage and Delivery	-
Printing and Reproduction	-
Professional Services - Legal, Accounting	224.98

Organizational Costs	264.00
State Tax	800.00
Occupancy	-
Rental Payments	-
Salaries-Indirect	-
Payroll Taxes and Benefits-Indirect	-
Subcontractor	-
Telephone	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	2,498.98
OPERATING PROFIT (LOSS)	(2,498.98)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	
Interest Expense	
Income Tax Expense	
TOTAL INTEREST (INCOME), EXPENSE & TAXES	
NET INCOME (LOSS)	**$2,498.98**

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

-Micah Van Hove, April 17, 2021

Summary of Significant Accounting Policies

Nature of Business: Snake Oil Song, LLC (the "Company") was organized in the state of California on August 9, 2019 with the intent of operating as a production company for the feature film by Micah Van Hove to be shot in 2021.

Management's Plans: The Company's strategic plan for 2021 is the operation and successful monetization and development of a single film. The Company believes that access to operating capital raised in the planned equity crowdfunding offering as well as member contributions will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Summary of Significant Accounting Policies, Continued:

Subsequent Events: Management has evaluated subsequent events through December 31st, 2020, the date the financial statements were available to be issued, and has determined that no disclosures are necessary.

2. Advances – Related Party:
During 2020, members of the Company advanced funds to the Company to help fund working capital obligations. The advances do not bear interest and payments are not required prior to December 2021 and upon the Company having sufficient cash flow to make payments. The outstanding balance was $1121.02 at December 31, 2020.